FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit No. 1	Director/PDMR Shareholding announcement released on 2 March 2009
Exhibit No. 2	Annual Report and Accounts announcement released on 9 March 2009
Exhibit No. 3	Director/PDMR Shareholding announcement released on 10 March 2009
Exhibit No. 4	Intended cancellation of RBS Pref Shares announcement released on 18 March 2009
Exhibit No. 5	Publication of Prospectus announcement released on 18 March 2009
Exhibit No. 6	Publication of Prospectus announcement released on 18 March 2009
Exhibit No. 7	Publication of Prospectus announcement released on 25 March 2009
Exhibit No. 8	Publication of Prospectus announcement released on 25 March 2009
Exhibit No. 9	Tender Offer announcement released on 26 March 2009

Exhibit No. 1

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24. (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24. (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24. (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director

Philip Hampton

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Philip Hampton

8 State the nature of the transaction

Award of conditional right to acquire ordinary shares in The Royal Bank of Scotland Group plc made on taking up office as Chairman.

9. Number of shares, debentures or financial instruments relating to shares acquired

Award granted over 5,172,413 shares. The award will vest, subject to the satisfaction of performance conditions, on the third anniversary of the date of grant.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

n/a

11. Number of shares, debentures or financial instruments relating to shares disposed

n/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

£0.29

14. Date and place of transaction

27 February 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

26,312 0.00007%

16. Date issuer informed of transaction

27 February 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

2 March 2009

Exhibit No. 2

The Royal Bank of Scotland Group plc

Annual Review and Summary Financial Statement 2008

Annual Report and Accounts 2008

Notice of Annual General Meeting

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone 020 7676 1000

The documents are being mailed to shareholders and are available on the Group's website at www.rbs.com/results

Exhibit No. 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
687

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£0.18190

14. Date and place of transaction
9 March 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
17,595 shares 0.00004%

16. Date issuer informed of transaction
9 March 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 March 2009

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director
John Patrick Hourican

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
John Patrick Hourican

8. State the nature of the transaction

Sale of 5,465 shares effected to meet an immediate income tax and National Insurance liability, which arose on release of 13,301 restricted shares. Mr Hourican has retained 7,836 of the released shares.

9. Number of shares, debentures or financial instruments relating to shares acquired
7,836

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
5,465

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£0.1809

14. Date and place of transaction
9 March 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
9,063 0.00002%

16. Date issuer informed of transaction
9 March 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

10 March 2009

Exhibit No. 4

NOT FOR RELEASE PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

Intended cancellation of listing of RBS Preference Shares

The Royal Bank of Scotland Group plc ("RBSG ") announces, pursuant to Listing Rule 5.2.8 that, subject to the capital restructuring (which was announced on 19 January 2009 and is further described in the prospectus published by RBSG on 16 March 2009 (the "Prospectus ") in connection with RBSG's placing and open offer of 16,909,716,385 ordinary shares (the "New Ordinary Shares")) becoming effective, it intends to cancel the listing of all of the 5,000,000 Non-cumulative Sterling Preference Shares of £1.00 each, Series 2, ISIN: GB00B3F6NM66 on the Official List and admission of such securities to trading on the London Stock Exchange. Such cancellation is expected to take effect as from 8.00 a.m. on the day following the date of admission of the New Ordinary Shares, which is expected to occur on 14 April 2009.

Contacts:
David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

Tel: 020 7085 4925
Fax: 020 7293 9966

This document is not a prospectus but an advertisement and investors should not subscribe for any securities referred to in this document except on the basis of the information contained in the Prospectus.

These materials are not for distribution, directly or indirectly in, or into Australia, Canada, Japan or South Africa. This document does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in connection with the placing and open offer, in any jurisdiction in which such offer or solicitation is unlawful.

The securities mentioned herein (the "Securities ") have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Exhibit No. 5

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £75,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0895P_-2009-3-18.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Deputy Group Treasurer
The Royal Bank of Scotland Group plc
5th  Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 6

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 Medium-Term Note Program

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0897P_-2009-3-18.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Deputy Group Treasurer
The Royal Bank of Scotland Group plc
5th  Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 7

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £75,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4966P_-2009-3-25.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Deputy Group Treasurer
The Royal Bank of Scotland Group plc
5th  Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 8

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 Medium-Term Note Program

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4978P_-2009-3-25.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Deputy Group Treasurer
The Royal Bank of Scotland Group plc
5th  Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 9

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY
(SEE "OFFER RESTRICTIONS" BELOW)

March 26, 2009

RBS FINANCING LIMITED, A SUBSIDIARY OF THE ROYAL BANK OF SCOTLAND GROUP PLC, ANNOUNCES A CASH TENDER OFFER FOR CERTAIN OUTSTANDING SECURITIES

RBS Financing Limited ("RBSF"), a subsidiary of the Royal Bank of Scotland Group plc ("RBSG" and, together with its subsidiaries, the "Group"), announced today that it has launched a tender offer (the "Tender Offer") for any and all of the outstanding securities of ten different series issued by RBSG and certain of its affiliates. The Tender Offer consists of a separate offer for each series of securities listed in the table at the end of this release (the "Securities").  The rationale of the Tender Offer is to create additional Core Tier 1 capital in the capital structure of the Group and to further strengthen the quality of its capital base.

RBSF will conduct the Tender Offer in accordance with an Offer to Purchase and, with respect to Securities held through the Depositary Trust Corporation ("DTC"), accompanying Letter of Transmittal, each dated March 26, 2009. Each offer made as part of the Tender Offer will expire at 11:59p.m., New York City time, on April 22, 2009, (the "Expiration Time") unless extended by RBSF, in its sole discretion, and subject to the absolute right of RBSF, in its sole discretion (subject only to applicable law), to terminate, withdraw, or amend such offer at any time.  Securities that are not successfully tendered for purchase pursuant to the Tender Offer will remain outstanding.

RBSF is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, to purchase for cash any and all of the outstanding Securities properly tendered and not withdrawn at or prior to the Expiration Time at a purchase price per $1,000 of principal amount of Securities tendered equal to the applicable tender offer consideration for the relevant series as set forth in the table at the end of this release plus, in each case, accrued and unpaid interest from (and including) the immediately preceding interest payment date for such Securities to (but excluding) the settlement date.

In addition to the tender offer consideration, each holder who validly tenders but does not withdraw Securities prior to 5:00 p.m., New York City time, April 8, 2009 (the "Early Tender Time"), or a later time if extended, will receive an additional early tender payment equal to the applicable early tender payment per $1,000 of principal amount of Securities tendered for the relevant series as set forth in the table at the end of this release.

Tenders of Securities may be validly withdrawn at any time prior to 5:00 p.m., New York City Time, on April 8, 2009 (the "Withdrawal Deadline"). Any Securities validly tendered and not validly withdrawn prior to the Withdrawal Deadline may not be validly withdrawn thereafter, and any Securities validly tendered after the Withdrawal Deadline and prior to the Expiration Time may not be validly withdrawn unless RBSF extends the time period for such withdrawal or is otherwise required by law to permit such withdrawal.

No offer by RBSF to purchase the outstanding Securities of a particular series is conditional upon the successful completion of any other offer for any other series. However, each offer is conditioned on satisfaction of the general conditions described in the Offer to Purchase and accompanying Letter of Transmittal.

An expected timetable for the Tender Offer is set forth below.

Event	Times and Dates
Commencement of the Tender Offer	12:00 p.m., London time, Thursday, March 26, 2009
Withdrawal Deadline	5:00 p.m., New York City time, Wednesday, April 8, 2009
Early Tender Time	5:00 p.m., New York City time, Wednesday, April 8, 2009
Expiration Time	11:59 p.m. New York City time, Wednesday, April 22, 2009
Announcement of Results of Tender Offer	Thursday, April 23, 2009
Expected Settlement Date	Monday, April 27, 2009

If a holder of Securities desires to tender Securities pursuant to the Tender Offer, such holder may do so only by following the instructions that appear in the Offer to Purchase and, with respect to Securities held through DTC, accompanying Letter of Transmittal.  The above times and dates are subject to the right of RBSF to extend, re-open, amend and/or terminate any offer (subject to applicable law and as provided in the Offer to Purchase).  Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities to determine whether such intermediary would require to receive instructions to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Tender Offer before the deadlines set out above.

The Tender Offer is being made only by the Offer to Purchase dated March 26, 2009, and the information in this press release is qualified by reference to the Offer to Purchase and, with respect to Securities held through DTC, accompanying Letter of Transmittal.  Holders of Securities are advised to read carefully the Offer to Purchase and, with respect to Securities held through DTC, accompanying Letter of Transmittal for full details of, and information on, the procedures for participating in the Tender Offer.

In the Tender Offer, The Royal Bank of Scotland plc is acting as Arranger and Joint Global Coordinator and Greenwich Capital Markets, Inc. is acting as Joint Dealer Manager in the United States.  UBS Securities LLC is acting as Joint Dealer Manager and Joint Global Coordinator for the Tender Offer.  Global Bondholder Services Corporation is acting as information agent with respect to those of the Securities that are represented by a global certificate that is registered in the name of DTC and, with respect to the 2007 RBSG Capital Securities (as defined in the table at the end of this release), the entire issue, including the portion of such issue that is held through Euroclear and/or Clearstream.  Lucid Issuer Services Limited is acting as information agent with respect to those of the Securities that are held through Euroclear and/or Clearstream (but excluding the 2007 RBSG Capital Securities).

Persons with questions regarding the Tender Offer should contact the designated parties at Greenwich Capital Markets, Inc. or UBS Securities LLC
listed below:

Greenwich Capital Markets, Inc. 600 Steamboat Road Greenwich, CT 06830 USA Telephone: +1 (877) 297-9832 (U.S. Toll-free) +1 (203) 618 6145 (Collect) Attention: Liability Management Michael Saron	UBS Securities LLC 677 Washington Boulevard Stamford, CT 06901-3707 USA Telephone: +1 (888) 719 4210 (U.S. Toll-free) +1 (203) 719 4210 (Collect) Attention: Liability Management Group Hu Yang

RBSF has also retained HSBC Securities (USA) Inc. to act as Global Coordinator in connection with the Tender Offer.  Any requests for copies of the Offer to Purchase or related documents may be directed to Global Bondholder Services Corporation or Lucid Issuer Services Limited, as applicable:

DTC Information Agent	Euroclear and Clearstream Securities Information Agent
Global Bondholder Services Corporation 65 Broadway New York, NY 10006 USA Toll-free: +1 (866) 470-4200 Banks and Brokers: +1 (212) 430-3774 Facsimile: +1 (212) 430-3775	Lucid Issuer Services Limited 436 Essex Road London N1 3QP United Kingdom Telephone: +44 20 7704 0880 Fax: +44 20 7067 9098

About RBSG

RBSG is the holding company of a large global banking and financial services group. Headquartered in Edinburgh, RBSG operates in the United Kingdom, the United States and internationally through its two principal subsidiaries, the Royal Bank of Scotland plc ("RBS") and National Westminster Bank ("NatWest"). Both RBS and NatWest are major UK clearing banks whose origins go back over 275 years. In the United States, RBSG's subsidiary Citizens Financial Group Inc. is a large commercial banking organization. RBSG has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers in over 50 countries.

Disclaimer

This press release must be read in conjunction with the Offer to Purchase and accompanying Letter of Transmittal. The Offer to Purchase and, with respect to Securities held through DTC, accompanying Letter of Transmittal contain important information which must be read carefully before any decision is made with respect to the Tender Offer described in this press release. If any holder of Securities is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, counsel, accountant or other independent financial adviser.  Any holder of Securities whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Tender Offer. None of RBSF, RBSG, Greenwich Capital Markets, Inc., UBS Securities LLC, Global Bondholder Services Corporation, Lucid Issuer Services Limited or any of their respective affiliates, makes any recommendation as to whether or not any holder of Securities should tender Securities held by them pursuant to the Tender Offer.

No offer to purchase any securities is being made pursuant to this press release. Neither this announcement nor the Offer to Purchase and accompanying Letter of Transmittal constitutes an offer to purchase in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws and tenders of Securities pursuant to the Tender Offer will not be accepted from holders thereof in any jurisdiction where such invitation or tender is unlawful.

The distribution of this press release, the Offer to Purchase and the Letter of Transmittal in certain jurisdictions may be restricted by law. Persons into whose possession this press release and/or the Offer to Purchase and accompanying Letter of Transmittal comes are required to inform themselves about, and to observe, any such restrictions.

Tender Offer Restrictions

Italy

The Tender Offer is not being made, directly or indirectly, in the Republic of Italy (Italy). The Offers and this Tender Offer Memorandum have not been submitted to the clearance procedure of the  Commissione Nazionale per le Società e la Borsa  (CONSOB) pursuant to Italian laws and regulations. Accordingly, holders of Securities are notified that, to the extent such holders are located or resident in Italy, the Tender Offer is not available to them and they may not tender Securities in the Tender Offer and, as such, any tender received from such persons shall be ineffective and void, and neither this press release, the Offer to Purchase, nor any other documents or materials relating to the Tender Offer may be distributed or made available in Italy.

United Kingdom

The communication of this press release, the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or persons who are within Article 43 of the Order or any other persons to whom it may otherwise lawfully be made under the Order.

Other

The Tender Offer is subject to further offer and distribution restrictions in, amongst other countries, Belgium and France, as more fully set out in the Offer to Purchase. The distribution of this announcement and the Offer to Purchase in those jurisdictions is restricted by the laws of such jurisdictions.

Securities Subject to the Tender Offer

Code	Issuer	Outstanding Principal Amount	Title Of Securities	Earliest Redemption Date	Tender Offer Consideration per $1,000 Principal Amount	Early Tender Payment per $1,000 Principal Amount	Total Consideration per $1,000 Principal Amount
ISIN : GB0007547507	Royal Bank of Scotland Group plc	$350,000,000	Undated Floating Rate Primary Capital Notes issued December 1985 (the "RBSG Capital Notes")	December 13, 1990	$350	$50	$400
ISIN : GB0006267073	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "A") issued July 1985 (the "NatWest Series A Capital Notes")	July 11, 1990	$350	$50	$400
ISIN : GB0006267180	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "B") issued July 1985 (the "NatWest Series B Capital Notes")	August 24, 1990	$350	$50	$400
ISIN : LU0001547172 CUSIP: 638539A*7	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "C") issued November 1985 (the "NatWest Series C Capital Notes")	November 30, 1990	$350	$50	$400
Code	Issuer	Outstanding Principal Amount	Title Of Securities	Earliest Redemption Date	Tender Offer Consideration per $1,000 Principal Amount	Early Tender Payment per $1,000 Principal Amount	Total Consideration per $1,000 Principal Amount
ISIN : XS0323865047/ US780097AS09 CUSIP : 6768DOCB4/ 780097AS0	Royal Bank of Scotland Group plc	$1,600,000,000	6.990% Fixed Rate/Floating Rate Preferred Capital Securities issued September 2007 (the "2007 RBSG Capital Securities")	October 5, 2017	$390	$50	$440
ISIN : US780097AH44 CUSIP : 780097AH4	Royal Bank of Scotland Group plc	$1,200,000,000	7.648% Dollar Perpetual Regulatory Tier One Securities, Series I issued August 2001 (the "2001 RBSG Capital Securities")	September 30, 2031	$400	$50	$450
ISIN : GB0007547507	Royal Bank of Scotland Group plc	$350,000,000	Undated Floating Rate Primary Capital Notes issued December 1985 (the "RBSG Capital Notes")	December 13, 1990	$350	$50	$400
ISIN : US749274AA41 CUSIP : 749274AA4	RBS Capital Trust I	$850,000,000	4.709% Non- Cumulative Trust Preferred Securities issued May 2003 (the "RBS Capital Trust I TPSs")	July 1, 2013	$350	$50	$400
ISIN : US74927PAA75 CUSIP : 74927PAA7	RBS Capital Trust II	$650,000,000	6.425% Non- Cumulative Trust Preferred Securities issued December 2003 (the "RBS Capital Trust II TPSs")	January 3, 2034	$380	$50	$430
ISIN : US74927QAA58 CUSIP : 74927QAA5	RBS Capital Trust III	$950,000,000	5.512% Non- Cumulative Trust Preferred Securities issued August 2004 (the "RBS Capital Trust III TPSs")	September 30, 2014	$350	$50	$400
ISIN : US74927FAA93 CUSIP : 74927FAA9	RBS Capital Trust IV	$1,000,000,000	Floating Rate Non- Cumulative Trust Preferred Securities issued August 2004 (the "RBS Capital Trust IV TPSs")	September 30, 2014	$300	$50	$350
ISIN : GB0006267073	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "A") issued July 1985 (the "NatWest Series A Capital Notes")	July 11, 1990	$350	$50	$400
ISIN : GB0006267180	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "B") issued July 1985 (the "NatWest Series B Capital Notes")	August 24, 1990	$350	$50	$400
ISIN : LU0001547172 CUSIP: 638539A*7	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "C") issued November 1985 (the "NatWest Series C Capital Notes")	November 30, 1990	$350	$50	$400

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat